EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

CXJ Investment Group Co., Ltd.	British Virgin Islands
CXJ (HK) Technology Group Co., Ltd.	Hong Kong
CXJ (Shenzhen) Technology Co., Ltd.	PRC
CXJ Technology (Hangzhou) Co., Ltd.	PRC
Shenzhen Lanbei Ecological Technology Co., Ltd	PRC
Longkou Xiangfu Trading Co., Ltd	PRC

1)	CXJ Investment Group Co., Ltd. is a wholly owned subsidiary of CXJ Group Co., Limited.
2)	CXJ (HK) Technology Group Co., Ltd is a wholly owned subsidiary of CXJ Investment Group Co., Ltd.
3)	CXJ (Shenzhen) Technology Co., Ltd is as wholly owned subsidiary of CXJ (HK) Technology Group Co., Ltd.
4)	CXJ Technology (Hangzhou) Co., Ltd is fully controlled (VIE agreement) by CXJ (Shenzhen) Technology Co., Ltd.
5)	Shenzhen Lanbei Ecological Technology Co., Ltd is 51% owned subsidiary of CXJ Technology (Hangzhou) Co., Ltd
6)	Longkou Xiangfu Trading Co., Ltd is acquired on November 4, 2022 and fully controlled by CXJ (Shenzhen） Technology Co., Ltd.